UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 5, 2020

Montage Resources Corporation

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-36511	46-4812998
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

122 West John Carpenter Freeway, Suite 300 Irving, Texas	75039
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (469) 444-1647

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $0.01 Per Share	MR	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events

As previously announced, on August 12, 2020, Montage Resources Corporation (“Montage”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Southwestern Energy Company, a Delaware corporation (“Southwestern”), pursuant to which, on the terms and subject to the conditions set forth therein, among other things, Montage will merge with and into Southwestern, with Southwestern continuing as the surviving company (the “Merger”).

In connection with the Merger, Montage filed a definitive proxy statement (the “Proxy Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) on October 6, 2020. As disclosed in the Proxy Statement, and as is common in transactions of this type, several lawsuits have been filed by purported stockholders challenging the completeness and accuracy of the disclosures in Southwestern’s registration statement on Form S-4 dated September 15, 2020, which included a preliminary version of the Proxy Statement and a preliminary prospectus of Southwestern, which was subsequently amended and declared effective by the SEC on October 6, 2020, and seeking to compel additional disclosures in the Proxy Statement prior to the Montage stockholders meeting and/or closing of the transaction.

The supplemental disclosures contained below should be read in conjunction with the Proxy Statement, which is available on the Internet site maintained by the SEC at http://www.sec.gov, along with periodic reports and other information Montage and Southwestern file with the SEC. To the extent that the information set forth herein differs from or updates information contained in the Proxy Statement, the information set forth herein shall supersede or supplement the information in the Proxy Statement. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement.

Litigation Related to the Merger

Following the announcement of the Merger Agreement, as of the date of this Current Report on Form 8-K, six complaints have been filed by purported Montage stockholders challenging the Merger; of those six complaints, three were filed in the United States District Court for the Southern District of New York, one in the United States District Court for the Eastern District of New York, one in the United States District Court for the District of Delaware and one in the Supreme Court of the State of New York, County of New York. Two of those six complaints also name Southwestern as defendant. The complaints are captioned as follows: Dinardo v. Montage Resources Corporation, et al., No. 1:20-cv-08416 (S.D.N.Y.); Raul v. Montage Resources Corporation, et al., No. 1:20-cv-08619 (S.D.N.Y.); Waldrop v. Montage Resources Corporation, et al., No. 1:20-cv-04995 (E.D.N.Y.); Wolf v. Montage Resources Corporation, et al., No. 1:20-cv-01324-UNA (D. Del.); Gordon v. Montage Resources Corporation, et al. (Supreme Court of the State of New York, County of New York); and Widrick v. Montage Resources Corporation, et al. No. 1:20-cv-09101 (S.D.N.Y.). We refer to these actions collectively as the “Shareholder Actions.”

Southwestern and Montage believe that the Shareholder Actions are meritless. Southwestern and Montage do not believe, with respect to the complaints in which such company is named, that supplemental disclosures are required or necessary under applicable laws. However, in order to minimize the expense of defending the Shareholder Actions, and without admitting any liability or wrongdoing, Southwestern and Montage are supplementing the Proxy Statement with the information set forth below (the “Supplemental Disclosures”). Southwestern, Montage, and the other named defendants deny that they have violated any laws or breached any duties to Montage’s stockholders or otherwise. Southwestern and Montage are providing the Supplemental Disclosures solely to eliminate the burden and expense of litigation. Nothing in the Supplemental Disclosures should be deemed an admission of the legal necessity or materiality of any Supplemental Disclosures under applicable laws.

Under the heading “The Merger—Background of the Merger,” the seventh complete paragraph on page 46 is amended and restated as follows (with new text in bold and underlined):

On February 4, 2020, Montage and Company B executed a mutual confidentiality agreement, and Montage provided Company B with access to an electronic data-room. The confidentiality agreement contained a customary reciprocal standstill provision and a provision prohibiting either party from requesting or proposing to waive, terminate or amend the standstill provision. The confidentiality agreement did not contain a “fall away” provision rendering the standstill provision inoperative and of no force or effect under certain circumstances.

Under the heading “The Merger—Opinion of Montage’s Financial Advisor— Summary of Material Financial Analyses— Selected Comparable Company Analysis,” the paragraph and table below are added after the second complete paragraph on page 72, as follows:

The following table sets forth the multiples analyzed by Barclays for each of the selected comparable companies with respect to Montage:

Company Name	Cap Size	Equity Value to CFFO		Enterprise Value to EBITDAX		Enterprise Value to Proved Reserves	Enterprise Value to Latest Daily Production
		2020E	2021E	2020E	2021E	$ / Mcfe	$ / Mcfe/d
Cabot Oil & Gas Corporation	Mid	11.5x	7.3x	12.5x	7.1x	$0.73	$4,234
CNX Resources Corporation	Mid	3.4x	3.3x	6.1x	5.7x	$0.41	$2,772
EQT Corporation	Mid	2.8x	3.1x	5.9x	5.6x	$0.51	$2,293
Range Resources Corporation	Mid	5.2x	4.2x	8.6x	7.0x	$0.30	$2,392
Southwestern	Mid	3.0x	2.2x	6.5x	4.6x	$0.33	$1,876
Antero Resources Corporation	Small	1.5x	1.6x	5.1x	5.3x	$0.21	$1,114
Diversified Gas & Oil PLC	Small	3.3x	3.4x	5.1x	5.1x	$0.40	$2,916
Gulfport Energy Corporation	Small	0.5x	0.4x	4.5x	4.5x	$0.45	$1,968

Under the heading “The Merger—Opinion of Montage’s Financial Advisor— Summary of Material Financial Analyses— Selected Comparable Company Analysis,” the paragraph and table below are added after the first table on page 72, as follows:

The following table sets forth the multiples analyzed by Barclays for each of the selected comparable companies with respect to Southwestern:

Company Name	Cap Size	Equity Value to CFFO		Enterprise Value to EBITDAX		Enterprise Value to Proved Reserves	Enterprise Value to Latest Daily Production
		2020E	2021E	2020E	2021E	$ / Mcfe	$ / Mcfe/d
Cabot Oil & Gas Corporation	Mid	11.5x	7.3x	12.5x	7.1x	$0.73	$4,234
CNX Resources Corporation	Mid	3.4x	3.3x	6.1x	5.7x	$0.41	$2,772
EQT Corporation	Mid	2.8x	3.1x	5.9x	5.6x	$0.51	$2,293
Range Resources Corporation	Mid	5.2x	4.2x	8.6x	7.0x	$0.30	$2,392
Antero Resources Corporation	Small	1.5x	1.6x	5.1x	5.3x	$0.21	$1,114
Diversified Gas & Oil PLC	Small	3.3x	3.4x	5.1x	5.1x	$0.40	$2,916
Gulfport Energy Corporation	Small	0.5x	0.4x	4.5x	4.5x	$0.45	$1,968
Montage	Small	1.5x	1.1x	4.2x	3.4x	$0.31	$1,558

Under the heading “The Merger—Opinion of Montage’s Financial Advisor— Summary of Material Financial Analyses— Selected Comparable Transaction Analysis,” the third complete paragraph and the table that follows under such heading on page 73 are amended and restated, as follows (with new text in bold and underlined):

The following table sets forth the transactions analyzed and their corresponding enterprise transaction value, value to production and value to reserves:

Date Announced	Target	Acquirer	Transaction Value (in millions)	Value / Production ($ / Mcfe/d)	Value / Reserves ($ / Mcfe)
05/11/20	EQT Corporation	Diversified Gas & Oil PLC	$125	2,315	0.43

05/04/20	Royal Dutch Shell Plc	National Fuel Gas Company	$500	2,247	0.70

04/08/20	Carbon Energy Corporation	Diversified Gas & Oil PLC	$110	1,852	0.25

07/24/19	EdgeMarc Energy Holdings LLC	Diversified Gas & Oil PLC	$50	769	0.32

03/27/19	HG Energy II Appalachia LLC	Diversified Gas & Oil PLC	$400	3,175	0.72

10/11/18	Core Appalachia Holding Co LLC	Diversified Gas & Oil PLC	$183	2,723	0.31

08/27/18	Rex Energy Corporation	PennEnergy Resources, LLC	$601	2,485	0.58

08/27/18	Blue Ridge Mountain Resources Inc.	Eclipse Resources Corporation	$386	3,164	1.08

07/26/18	Chesapeake Energy Corporation	Encino Acquisition Partners	$2,000	3,165	0.32

06/29/18	Hess Corp. & CNX Resources Corporation	Ascent Resources Utica Holdings, LLC	$1,500	6,944	NA

01/31/18	Alliance Petroleum Interests	Diversified Gas & Oil PLC	$95	1,792	NA

12/21/17	Ultra Petroleum Corporation	Alta Resources LLC	$115	3,833	NA

12/12/17	Warren Resources Inc.	Kalnin Ventures LLC	$105	1,826	0.36

12/11/17	Travis Peak Resources LLC	Eclipse Resources Corporation	$94	14,415	NA

10/06/17	Reliance Industries Ltd. / Carrizo Oil & Gas Inc.	Kalnin Ventures LLC	$210	2,283	NA

09/05/17	Carrizo Oil & Gas Inc.	Ascent Resources Utica Holdings LLC	$62	15,633	NA

07/17/17	LOLA Energy Resources LLC	Rice Energy Inc.	$180	NA	NA

06/30/17	CONSOL Energy Inc.	Undisclosed	$85	NA	NA

06/19/17	Rice Energy Inc.	EQT Corporation	$10,231	8,037	2.55

06/09/17	CONSOL Energy Inc.	Antero Resources Corporation	$130	7,647	0.31

05/02/17	Noble Energy Inc.	HG Energy LLC	$1,125	2,711	0.74

02/09/17	Stone Energy Corporation	EQT Corporation	$527	6,588	NA

02/02/17	Undisclosed	EQT Corporation	$130	NA	NA

01/04/17	Rex Energy Corporation & MFC Drilling Inc.	Antero Resources Corporation	$50	5,556	NA

12/22/16	Mitsui & Co. Ltd	Alta Resources LLC	$207	2,957	NA

12/21/16	Anadarko Petroleum Corporation	Alta Resources LLC	$1,240	2,638	NA

12/19/16	Eclipse Resources Corporation	Undisclosed	$64	63,800	NA

12/07/16	Undisclosed	Gulfport Energy Corporation	$87	NA	NA

10/26/16	Murray Energy Corporation	Undisclosed	$64	NA	NA

10/25/16	Trans Energy Inc. / Republic Energy Ventures LLC	EQT Corporation	$513	12,214	11.11

10/25/16	Antero Resources Corporation	EQT Corporation	$170	85,000	NA

08/01/16	Statoil ASA	Antero Resources Corporation	$96	NA	NA

06/09/16	Southwestern Energy Company	Antero Resources Corporation	$450	32,143	40.91

05/17/16	Alpha Natural Resources Inc.	Vantage Energy Appalachia II LLC	$340	NA	NA

05/02/16	Statoil ASA	EQT Corporation	$407	8,140	0.43

02/26/16	Range Resources Corporation	Banpu Public Company Limited	$112	5,091	NA

02/19/16	Gastar Exploration Inc.	Tug Hill Inc.	$80	1,709	0.90

Under the heading “The Merger—Opinion of Montage’s Financial Advisor— General,” the second paragraph under such heading beginning on page 78 and ending on page 79 is amended and restated, as follows (with new text in bold and underlined):

Barclays is acting as financial advisor to Montage in connection with the merger. As compensation for its services in connection with the merger, Montage paid Barclays $1 million upon the delivery of Barclays’ opinion, which is referred to as the “Opinion Fee.” The Opinion Fee was not contingent upon the conclusion of Barclays’ opinion or the consummation of the proposed transaction. Compensation of approximately $8 million will be payable on completion of the proposed transaction against which the amounts paid for the opinion will be credited. In addition, Montage has agreed to reimburse Barclays for a portion of its expenses incurred in connection with the merger and to indemnify Barclays for certain liabilities that may arise out of its engagement by Montage and the rendering of Barclays’ opinion. Barclays has performed various investment banking services for Montage, Southwestern and certain entities affiliated with EnCap in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, in the past two years, Barclays has performed and received approximately $4.5 million in fees for certain financial advisory services to Blue Ridge Mountain Resources, Inc. in connection with its merger with Eclipse Resource Corporation announced in August 2018. Montage is the resulting combined entity of such merger transaction. Further, an affiliate of Barclays is a lender under Montage’s existing revolving line of credit facility. In the past two years, Barclays has not received any fees for investment banking services for Southwestern. In addition, Barclays and its affiliates in the past have provided, currently are providing, or in the future may provide, investment banking services to EnCap, and certain of its affiliates and portfolio companies and have received or in the future may receive customary fees for rendering such services, including (i) having acted or acting as financial advisor to EnCap, certain of its affiliates and/or portfolio companies in connection with certain mergers and acquisition transactions; (ii) having acted or acting as arranger, bookrunner and/or lender for EnCap, certain of its affiliates and/or portfolio companies in connection with the financing for various acquisition transactions; and (iii) having acted or acting as underwriter, initial purchaser and placement agent for various equity and debt offerings undertaken by EnCap, certain of its affiliates and/or portfolio companies. In the two years prior to the date of this proxy statement/prospectus, Barclays received fees for investment banking and financial advisory services provided to EnCap, certain of its affiliates and/or portfolio companies in the aggregate amount of less than $1.0 million.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction (the “Transaction”), Southwestern filed a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Southwestern that also constitutes a preliminary proxy statement of Montage. Montage mailed a definitive proxy statement/prospectus to stockholders of Montage on or about October 8, 2020. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Southwestern or Montage may file with the SEC and send to Montage’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF SOUTHWESTERN AND MONTAGE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Southwestern or Montage through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Southwestern are available free of charge on Southwestern’s website at www.swn.com and copies of the documents filed with the SEC by Montage are available free of charge on Montage’s website at www.montageresources.com.

Southwestern and Montage and certain of their respective directors, executive officers and certain other members of management and employees may be deemed to be “participants” in the solicitation of proxies from the stockholders of Montage in connection with the proposed Merger. Stockholders can find information about Montage and its directors and executive officers and their ownership of Montage’s common stock in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on March 10, 2020, and the proxy statement for its 2020 Annual Meeting of Stockholders filed with the SEC on April 28, 2020, and additional information about the ownership of Montage’s common stock by its directors and executive officers is included in their Forms 3, 4 and 5 filed with the SEC. Information about the Southwestern’s directors and executive officers is available in Southwestern’s Annual Report on Form 10-K for the fiscal year ended 2019 filed with the SEC on February 27, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 9, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction are included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Information

Statements in this Current Report on Form 8-K and the exhibits furnished or filed herewith that relate to future results and events are forward-looking statements based on Montage’s current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact, including statements containing the words “will,” “plan,” “would,” “should,” “could,” “endeavor,” “believe,” “anticipate,” “intend,” “seek,” “estimate,” “expect,” “project,” “future,” “strategy,” “potential,” “continue,” “budget,” “forecast,” “assume” and other words and terms of similar meaning, or the negative of these terms, are statements that could be deemed forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, Southwestern’s ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Montage may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements, including this communication, relating to the Transaction could have adverse effects on the market price of Montage’s common stock or Southwestern’s common stock, the effects of disruption to Montage’s or Southwestern’s respective businesses, the risk that the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Montage’s control, including those detailed in Montage’s Annual Report on Form 10–K for the fiscal year ended December 31, 2019, filed with the SEC on March 10, 2020, under the heading “Item 1A. Risk Factors,” and in subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The forward-looking statements represent Montage’s views as of the date on which such statements were made and Montage undertakes no obligation to publicly update such forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MONTAGE RESOURCES CORPORATION

Date: November 5, 2020	By:	/s/ Paul M. Johnston
	Name:	Paul M. Johnston
	Title:	Executive Vice President, General Counsel and Corporate Secretary